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                                                          EXHIBIT 12
                          AMERICAN EXPRESS COMPANY
        COMPUTATION IN SUPPORT OF RATIO OF EARNINGS TO FIXED CHARGES
                            (Dollars in millions)


                     Nine Months       Years Ended December 31,
                   Ended Sept 30,   -------------------------------------
                       1997
                    (Unaudited)    1996    1995    1994    1993    1992
                    -----------    ----    ----    ----    ----    ----
Earnings:
 Pretax income from
  continuing operations  $2,060   $2,664  $2,183  $1,891  $2,326    $896
 Interest expense         1,557    2,160   2,343   1,925   1,776   2,171
 Other adjustments           97      139      95     103      88     196
                          -----    -----   -----   -----   -----   -----
Total earnings (a)       $3,714   $4,963  $4,621  $3,919  $4,190  $3,263
                          -----    -----   -----   -----   -----   -----

Fixed charges:
 Interest expense        $1,557   $2,160  $2,343  $1,925  $1,776  $2,171
 Other adjustments           98      130     135     142     130     154
                          -----    -----   -----   -----   -----   -----

Total fixed charges(b)   $1,655   $2,290  $2,478  $2,067  $1,906  $2,325
                          -----    -----   -----   -----   -----   -----

Ratio of earnings to
 fixed charges (a/b)      2.24      2.17    1.86    1.90    2.20    1.40


Included in interest expense in the above computation is interest expense related to the international banking operations of American Express Company (the "Company") and Travel Related Services' Cardmember lending activities, which is netted against interest and dividends and Cardmember lending net finance charge revenue, respectively, in the Consolidated Statement of Income.

For purposes of the "earnings" computation, other adjustments include adding the amortization of capitalized interest, the net loss of affiliates accounted for at equity whose debt is not guaranteed by the Company, the minority interest in the earnings of majority-owned subsidiaries with fixed charges, and the interest component of rental expense and subtracting undistributed net income of affiliates accounted for at equity.

For purposes of the "fixed charges" computation, other adjustments include capitalized interest costs and the interest component of rental expense.

On May 31, 1994, the Company completed the spin-off of Lehman Brothers through a dividend to American Express common shareholders. Accordingly, Lehman Brothers' results are reported as a discontinued operation and are excluded from the above computation for all periods presented. In March 1993, the Company reduced its ownership in First Data Corporation ("FDC") to approximately 22 percent through a public offering. As a result, beginning in 1993, FDC was reported as an equity investment in the above computation. In the fourth quarter of 1995, the Company's ownership was further reduced to approximately 10 percent as a result of shares issued by FDC in connection with a merger transaction. Accordingly, as of December 31, 1995, the Company's investment in FDC is accounted for as Investments - Available for Sale.
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